UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No.  )

Fractyl Health, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

35168W103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Mithril LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,160,301 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,160,301 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,160,301 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Mithril I (as defined in Item 2(a) below). Mithril GP (as defined in Item 2(a) below) is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)

Based on 47,927,214 shares of the Issuer’s common stock (“Common Stock”) outstanding as of August 2, 2024 as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended June 30, 2024, filed with the United States Securities and Exchange Commission (the “Commission”) on August 14, 2024 (the “Form 10-Q”).

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Mithril GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,160,301 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,160,301 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,160,301 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 10.8% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Mithril I. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to these securities. Ajay Royan is the authorized person of Mithril GP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP. The investment committee makes all investment decisions with respect to shares held by Mithril I and may be deemed to have shared voting, investment and dispositive power with respect to these securities.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Mithril II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,251,900 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,251,900 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,900 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Mithril II (as defined in Item 2(a) below). Mithril II UGP (as defined in Item 2(a) below) is the general partner of Mithril II GP (as defined in Item 2(a) below), which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Mithril II GP LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,251,900 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,251,900 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,900 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.6% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)

All such shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Mithril II UGP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,251,900 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,251,900 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,251,900 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.6% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)

All such shares are held of record by Mithril II. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment, and dispositive power with respect to the shares held by Mithril II. Ajay Royan is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee established by Mithril II GP. The investment committee makes all investment decisions with respect to the shares held by Mithril II and may be deemed to have shared voting, investment and dispositive power with respect to such shares.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Ajay Royan
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,412,201 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,412,201 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412,201 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 5,160,301 shares held by Mithril I and (ii) 1,251,900 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

CUSIP No. 35168W103	13G

1.	Name of Reporting Persons Peter Thiel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 6,412,201 shares of common stock (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 6,412,201 shares of common stock (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,412,201 shares of common stock (1)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.4% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)

Includes (i) 5,160,301 shares held by Mithril I and (ii) 1,251,900 shares held by Mithril II. Mithril GP is the general partner of Mithril I and Mithril GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril I. Mithril II UGP is the general partner of Mithril II GP, which is the general partner of Mithril II, and each of Mithril II UGP and Mithril II GP may be deemed to have shared voting, investment and dispositive power with respect to the securities held by Mithril II. Ajay Royan is the authorized person of Mithril I GP and is the sole managing member of Mithril II UGP. Ajay Royan and Peter Thiel are the members of the investment committee of Mithril GP and the members of the investment committee established by Mithril II GP. Each of the investment committees makes all investment decisions with respect to the shares held by each of Mithril I and Mithril II, respectively, and may be deemed to have shared voting, investment and dispositive power with respect to the securities held by each of Mithril I and Mithril II.

(2)	Based on 47,927,214 shares of Common Stock outstanding as of August 2, 2024, as set forth in the Form 10-Q.

Introductory Note: This joint statement on Schedule 13G (this “Statement”) is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.00001 per share, of Fractyl Health, Inc. (the “Issuer”).

Item 1(a).	Name of Issuer:

Fractyl Health, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3 Van de Graaff Drive, Suite 200

Burlington, MA 01803

Item 2(a).	Name of Person Filing:

This Statement is being filed by Mithril LP (“Mithril I”), Mithril GP LP (“Mithril GP”) Mithril II LP (“Mithril II”), Mithril II GP LP (“Mithril II GP”), Mithril II UGP LLC (“Mithril II UGP”, and together with Mithril I, Mithril GP, Mithril II and Mithril II GP LP, the “Reporting Entities”), Ajay Royan (“Royan”) and Peter Thiel (“Thiel”, and together with Royan, the “Reporting Individuals”). The Reporting Entities and the Reporting Individuals are collectively referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Entity and the business address of each Reporting Individual is c/o Mithril Capital Management LLC, 111 Congress Ave., Suite 500, Austin, TX 78701.

Item 2(c).	Citizenship:

Mithril II UGP is a limited liability company organized under the laws of the State of Delaware. Each of Mithril I, Mithril GP, Mithril II and Mithril II GP is a limited partnership organized under the laws of the State of Delaware. Royan is a citizen of Canada. Thiel is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.00001 par value per share.

Item 2(e).	CUSIP Number:

35168W103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*

Except to the extent of their pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of each of Mithril I, Mithril GP, Mithril II and Mithril II GP and the limited liability company agreement of Mithril II UGP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024

Mithril LP

By:	Mithril GP LP
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

Mithril GP LP

By:	/s/ Ajay Royan
Ajay Royan, Authorized Person

Mithril II LP

By:	Mithril II GP LP
Its:	General Partner
By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

Mithril II GP LP

By:	Mithril II UGP LLC
Its:	General Partner

By:	/s/ Ajay Royan
Ajay Royan Managing Member

Mithril II UGP LLC

By:	/s/ Ajay Royan
Ajay Royan, Managing Member

/s/ Ajay Royan
Ajay Royan

/s/ Peter Thiel
Peter Thiel